Exhibit 2.4
ASSET PURCHASE AGREEMENT
     This ASSET PURCHASE AGREEMENT (the “Agreement”) is dated April 27, 2009 and is between Intelius Inc., a Delaware corporation, with offices at 500 108th Ave. NE, Ste. 2500, Bellevue, WA 98004 (“Buyer”), and SPOCK Networks, Inc., a Delaware corporation, with offices at 1450 Veterans Blvd., Ste. 150, Redwood City, CA 94063 (“Seller”).
ARTICLE 1
THE ASSET PURCHASE
     1.1 PURCHASE OF ASSETS.
     (a) PURCHASE AND SALE OF ASSETS. On the terms and subject to the conditions set forth in this Agreement, Seller will sell, convey, transfer, assign and deliver to Buyer and Buyer will purchase and acquire from Seller on the Closing Date (as defined in Section 1.3(a)), all of Seller’s right, title and interest in and to the assets and properties of Seller set forth on Schedule 1.1(a) (collectively, the “Assets”) free and clear of all liens, pledges, charges, claims, actions, suits, proceedings, security interests or other encumbrances of any sort (“Liens”), other than as set forth on Schedule 2.5 (such purchase and sale, the “Asset Purchase”).
     (b) NONASSIGNMENT OF CERTAIN ASSETS. Notwithstanding anything to the contrary in this Agreement, to the extent that the assignment hereunder of any of the Assets shall require the consent of any other party (or in the event that any of the same shall be nonassignable), neither this Agreement nor any action taken pursuant to its provisions shall constitute an assignment or an agreement to assign if such assignment or attempted assignment would constitute a breach thereof or result in the loss or diminution thereof; PROVIDED, HOWEVER, that in each such case, Seller shall use commercially reasonable efforts to obtain the consent of such other party to an assignment to Buyer. If such consent is not obtained by the Closing, Seller shall cooperate with Buyer in any arrangement designed for Buyer to perform Seller’s obligation with respect to such Asset after the Closing and for Buyer to receive the benefits of any such Asset after the Closing, which arrangements may include enforcement, for the account and benefit of Buyer, of any and all rights of Seller against any other person arising out of the breach or cancellation by such other person or otherwise, all of such actions of Seller to be at the direction and expense of Buyer. Seller shall reimburse Buyer one-half of all costs and expenses, including amounts owed as a result of increased obligations under such instruments, resulting from an inability of Buyer to receive the benefits of such assignment.
     (c) ASSUMPTION OF LIABILITIES. At the Closing, Buyer shall only assume the obligations and liabilities of Seller listed on Schedule 1.1(c) (the “Assumed Liabilities”). Buyer shall not assume any liabilities or obligations of Seller or the Assets except for those liabilities and obligations which Buyer expressly assumes pursuant to this Section 1.1(c) and Seller shall retain those liabilities of Seller that are not Assumed Liabilities. Other than the Assumed Liabilities of Seller specifically listed in Schedule 1.1(c), Buyer shall not assume, nor shall Buyer or any of its affiliates, directors, employees, stockholders or agents, be deemed to have assumed or guaranteed, or be responsible for in any way, any liabilities or obligations, whether such liabilities or obligations are contingent or otherwise, or direct or indirect, of Seller.
     1.2 CONSIDERATION.
     (a) CONSIDERATION. On the terms and subject to the conditions set forth in this Agreement, the full payment for the transfer of Assets to Buyer and the assumption of the Assumed Liabilities by Buyer shall be the sum of two million dollars ($2,000,000) and 200,000 shares of the Common Stock of Buyer (the “Shares”) (the “Purchase Price”).
     (b) METHOD OF DELIVERY; TRANSFER TAXES. Any and all sales, transfer and use taxes (“Sales Taxes”) imposed or levied by reason of the sale of the Assets to the Buyer shall be paid by Seller. Seller may deliver all of the Assets through electronic delivery or in another manner reasonably calculated and legally permitted to minimize or avoid the incurrence of Sales Taxes if such method of delivery does not adversely affect the condition, operability or usefulness of the Asset and the parties shall cooperate with each other to prepare any documents necessary to satisfy the requirements of any applicable exemption from such Sales Taxes.
     1.3 CLOSING.
     (a) CLOSING. Unless this Agreement is earlier terminated pursuant to Section 8.1, the closing of the transactions contemplated by this Agreement (the “Closing”) shall be held at the offices of Buyer at 11:00 a.m. on the later of (i) the date which is two business days following satisfaction or waiver of the last of the conditions to Closing as set forth in Article VI hereof, and (ii) April 30, 2009, or on such other time and/or date as the parties agree (the actual date on which the Closing occurs is referred to herein as the “Closing Date”). The parties agree that any Closing Date shall be on the last day of a calendar month.
     (b) DELIVERY. At the Closing:
          (i) Buyer shall deliver to Seller:
               (A) an instrument of assumption of liabilities by which Buyer shall assume the Assumed Liabilities as of the Closing; and
               (B) the Purchase Price, minus the funds and shares deposited in the Escrow Account pursuant to Section 1.3(b)(iii).
          (ii) Seller shall deliver to Buyer:
               (A) a good and sufficient bill of sale for the Assets, selling, delivering, transferring and assigning to Buyer title to all of Seller’s right, title and interest in and to the Assets, free and clear of all Liens;
               (B) the Related Agreements (defined in Section 6.1 (c) below); and

               (C) valid assignments for all Contracts (as defined below) and all other contracts and agreements under which obligations are owed to Seller with respect to the Assets and intellectual property forms for filing with the applicable governmental agencies and other third party or governmental consents necessary to transfer the Assets.
          (iii) Buyer shall deposit with Wells Fargo Bank, National Association (the “Escrow Agent”), for the benefit of Seller, by wire transfer of immediately available funds the sum of two hundred thousand dollars ($200,000), and 20,000 shares of Common Stock of Buyer, to be held and disbursed by the Escrow Agent in accordance with the terms and conditions of the Escrow Agreement attached as Exhibit A (such funds and shares deposited with the Escrow Agent, the “Escrow Account”).
          (iv) Seller and Buyer shall deliver or cause to be delivered to one another such other instruments and documents necessary or appropriate to evidence the due execution, delivery and performance of this Agreement.
     (c) TAKING OF NECESSARY ACTION; FURTHER ACTION. If, at any time after the Closing Date and at Buyer’s request, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Buyer with full right, title and possession to the Assets, Seller shall, and shall use commercially reasonable efforts to cause Seller’s employees, agents and consultants to, sign, execute and acknowledge any and all documents and to perform such acts as may be necessary for the purposes of perfecting the assignment to Buyer of the Assets. The costs related to any of the foregoing shall be shared equally by Seller and Buyer.
ARTICLE II
REPRESENTATIONS AND WARRANTIES OF SELLER
     Subject to the disclosures set forth in the disclosure letter of Seller delivered to Buyer concurrently with the parties’ execution of this Agreement (the “Seller Disclosure Letter”), and each of which disclosures shall also be deemed to be representations and warranties made by Seller to Buyer under this Article II, the Seller represents and warrants to Buyer as follows:
     2.1 ORGANIZATION; GOOD STANDING. Seller is a corporation duly organized, validly existing and in good standing under the laws of Delaware, and has the corporate power and authority to own, lease and operate its properties and to carry on its business as the same is now being conducted. Seller is qualified as a foreign corporation and is in good standing in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect on the Assets (or Buyer’s interest therein or use thereof following the Closing). A “Material Adverse Effect” shall mean any adverse change, event, circumstance, effect, inaccuracy or violation, including, without limitation: (i) any litigation related to Seller or the Assets; (ii) any loss or change in relationship with any of Seller’s employees, customers, suppliers, distributors or business affiliates; (iii) any failure to keep intact or renew any agreements with any such parties, in each case such that, individually or when aggregated with other changes, events, violations, inaccuracies, circumstances or effects is, or is reasonably expected to be, materially adverse to Seller or the Assets, prospects, liabilities, condition (financial or otherwise), results of operations or the ability of Seller to consummate the Asset Purchase. Seller has property, employees or operations relating to the Assets only in the state of California.
     2.2 AUTHORIZATION OF SELLER. Seller has full power and authority to enter into this Agreement and the Related Agreements to which it is a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby, including, without limitation, the execution and delivery of this Agreement, general conveyances, bills of sale, assignments, and other documents and instruments evidencing the conveyance of the Assets or otherwise delivered in accordance with Sections 1.1(b) or 1.3(b) hereunder (the “Closing Documents”) and the Related Agreements to which it is a party. Seller has taken all necessary and appropriate corporate (including stockholder) action with respect to the execution and delivery of this Agreement, the Closing Documents, and the Related Agreements to which it is a party. No other corporate or stockholder proceedings or action on the part of Seller or its stockholders are necessary to authorize this Agreement and the Related Agreements or to consummate the transactions contemplated hereby and thereby. This Agreement and the Related Agreements have been duly executed and delivered by Seller. This Agreement and the Related Agreements to which it is a party constitute valid and binding obligations of Seller, enforceable in accordance with their terms: (i) except as limited by applicable bankruptcy, insolvency, moratorium, reorganization, or other laws affecting creditors’ rights and remedies generally, (ii) except as may be required by the Bulk Sales provisions of applicable state law, (iii) except as the indemnification provisions contained in this Agreement may be limited by principles of public policy, and (iv) except as limited by rules of law governing specific performance, injunctive relief and other equitable remedies. The execution and delivery of this Agreement and the Related Agreements by Seller do not, and, as of the Closing, the consummation of the transactions contemplated hereby and thereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under (any such event, a “Conflict”) (i) any provision of the Certificate of Incorporation or Bylaws of Seller or (ii) any material mortgage, indenture, lease, contract or other agreement or material instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Seller or its properties or assets, except where such Conflict would not have a Material Adverse Effect.
     2.3 FINANCIAL STATEMENTS. Seller has previously furnished Buyer with copies of the profit and loss statements of Seller for each of the quarters in the three-year period ended December 31, 2008 and the quarter ended March 31, 2009 (collectively, the “Seller Financials”). The Seller Financials fairly present in all material respects the results of operations of Seller for the periods therein set forth, subject to normal year-end adjustments, in each case in accordance with generally accepted accounting principles applied on a consistent basis. Seller’s revenue recognition policies with respect to the Seller Financials have been made in accordance with generally accepted accounting principles. Seller maintains an accounting system in accordance with generally accepted accounting principles.

     2.4 ABSENCE OF CERTAIN CHANGES AND EVENTS. Since March 31, 2009, there has not been:
     (a) Any material adverse change in the financial condition, results of operations, assets, liabilities, business, or prospects of Seller or any occurrence, circumstance, or combination thereof which reasonably could be expected to result in any such material adverse change;
     (b) Any material transaction relating to or involving Seller (other than the transactions contemplated herein) which was entered into or carried out by Seller other than in the ordinary and usual course of business;
     (c) Any modification, waiver, change, amendment, release, rescission, accord and satisfaction, or termination of, or with respect to, any term, condition, or provision of any material contract, agreement, license, or other instrument to which Seller is a party and relating to or affecting the Assets, other than any satisfaction by performance in accordance with the terms thereof in the usual and ordinary course of business and consistent with prior practice;
     (d) Any notice (written or unwritten) from any employee of Seller that such employee has terminated, or intends to terminate, such employee’s employment with Seller;
     (e) Any adverse relationships or conditions with vendors or customers that has had, or would reasonably be expected to have, a Material Adverse Effect; or
     (f) Any other event or condition of any character which has resulted in a Material Adverse Effect, or would reasonably be expected to have a Material Adverse Effect.
     2.5 TITLE TO ASSETS; ABSENCE OF LIENS AND ENCUMBRANCES. Seller has good and valid title to all of the Assets, free and clear of any Liens. Seller has full right and power to (and at the Closing will) sell, convey, assign, transfer and deliver to Buyer good and valid title to all the Assets, free and clear of any and all Liens, except (i) for the Assumed Liabilities, (ii) for statutory liens for taxes not yet due (none of which shall be the obligation of Buyer) and (iii) as set forth on Schedule 2.5. The Assets are in good operating condition and repair, reasonable wear and tear excepted, and are suitable and adequate for use in the ordinary course of business and conform in all material respects to all applicable laws. All leases are binding, valid and enforceable on the Seller in accordance with their terms and to Seller’s knowledge are enforceable against the other party or parties thereto in accordance with their terms: (i) except as limited by applicable bankruptcy, insolvency, moratorium, reorganization, or other laws affecting creditors’ rights and remedies generally, (ii) except as may be required by the Bulk Sales provisions of applicable state law, (iii) except as the indemnification provisions contained in this Agreement may be limited by principles of public policy, and (iv) except as limited by rules of law governing specific performance, injunctive relief and other equitable remedies. Seller is not in default under any lease and there has not occurred any event which, with the giving of notice or lapse of time or both, would constitute a material default under any lease. There are no current defaults by any other party to any lease or events that have occurred which, with the giving of notice or lapse of time or both, would constitute a material default by such party under any lease.
     2.6 COMPLIANCE WITH LAWS. Seller has complied and is in compliance with all applicable foreign, federal, state, and local laws, statutes, licensing requirements, rules, and regulations, and judicial or administrative decisions where the failure to comply would have a Material Adverse Effect. There is no order issued, investigation, or proceeding pending or notice served on Seller or, to Seller’s knowledge, threatened, with respect to any violation of any law, ordinance, order, writ, decree, rule, or regulation issued by any federal, state, local, or foreign court or governmental agency or instrumentality applicable to the Assets.
     2.7 CONSENTS. The execution and delivery of this Agreement by the Seller does not, and the performance of this Agreement and the Related Agreements by the Seller do not, require any consent, approval, authorization or permit of, or filing with or notification to, any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other governmental official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any regulatory, taxing or other governmental or quasi-governmental authority (a “Governmental Entity”), or any other third party, including licensors and lenders.
     2.8 PROPRIETARY RIGHTS.
     (a) Seller (i) owns all right, title and interest in, (ii) is validly licensed, or (iii) is otherwise entitled to exercise, without restriction, all rights to all patents, trademarks, trade names, service marks, copyrights, mask works, trade secrets and other intellectual property rights, and any applications or registrations therefor, and all inventions, mask work layouts, net lists, source code, object code, schematics, technical drawings, technology, know-how, processes, formulas, algorithms, computer software programs, documentation, and all other tangible and intangible information or material in any form which form part of the Assets (collectively, the “Intellectual Property Rights”) and free and clear of any Liens. The conduct of the business of Seller as currently conducted (i) has not and does not infringe, violate or constitute a misappropriation of any Intellectual Property Rights of any third party (excluding patent rights) and (2) to Seller’s knowledge, has not and does not infringe, violate or constitute a misappropriation of any patent right of any third party. Seller has the right to use, sell, license, assign, transfer, convey or dispose of the Intellectual Property Rights or the products, processes and materials covered thereby. For purposes of this Agreement, “Seller Owned Intellectual Property Rights” means all Intellectual Property Rights that are or are purportedly owned by Seller; “Seller Intellectual Property Agreements” means any contract governing any Intellectual Property Rights to which Seller is a party or by which Seller is bound.
     (b) Schedule 2.8(b) sets forth: (i) all registered copyrights, patents, patent applications, registered trademarks, registered service marks, registered tradenames, and other registered company, product or service identifiers owned by or licensed to Seller with respect to the Intellectual Property Rights; (ii) the jurisdiction(s) in which an application for patent or application for registration, if any, of each Seller Owned Intellectual Property Rights has been made, including the respective application numbers and dates; (iii) the jurisdiction(s), if any, in which each such Seller Owned Intellectual Property Rights has been patented or registered, including the respective patent or registration numbers and dates; (iv) all Seller Intellectual Property Agreements to which Seller is a party and pursuant to which any other party is authorized to use, exercise, or receive any benefit from the Intellectual Property Rights (other than to end-user licenses entered into in the ordinary course of business); and (v) all parties to whom the Seller has delivered copies of its source code, whether pursuant to an escrow arrangement or otherwise, or parties who have the right to receive such source code. Seller has delivered to Buyer copies of all Seller Intellectual Property Agreements pursuant to clause (iv) above. Seller and to Seller’s knowledge, each other party thereto are in compliance with all material terms and conditions of all such Seller Intellectual Property Agreements. Seller has no knowledge of any claim, threatened claim or facts indicating that Seller or any other party thereto has breached any material terms or conditions of such Seller Intellectual Property Agreements.
     (c) Seller has taken all necessary and appropriate steps, including, without limitation, the filing of copyright, and trademark applications to perfect and protect its interest in the Intellectual Property Rights owned by, registered or filed in the name of Seller (collectively, “Seller Registered Intellectual Property”), in all countries and other jurisdictions in which the Seller does business, except where the failure to take such actions or make such applications or filings would not (i) have a Material Adverse Effect or (ii) materially interfere with the use or enforcement of the Seller Owned Intellectual Property Rights in the ordinary course of business. Seller has the exclusive right to file, prosecute, and maintain such applications and the patents and registrations that issue therefrom.
     (d) To Seller’s knowledge, all patents and registered trademarks, registered service marks, and other registered company product or service identifiers and registered copyrights held by Seller are valid and enforceable.
     (e) Seller has secured valid written assignments from all consultants and employees who contributed to the creation or development of Seller Owned Intellectual Property Rights of the rights to such contributions that the Seller does not already own by operation of law except where failure to secure such assignments would not have a Material Adverse Effect.
     (f) To Seller’s knowledge, there has not been and there is not now any unauthorized use, infringement or misappropriation of any of the Seller Owned Intellectual Property Rights by any third party, including, without limitation, any service provider of Seller.
     (g) Seller has not brought any actions or lawsuits alleging (i) infringement of any of the Seller Owned Intellectual Property Rights or (ii) breach of any license, sublicense or other agreement authorizing another party to use the Seller Owned Intellectual Property Rights. To Seller’s knowledge, there do not exist any facts which would form the basis of any such action or lawsuit. Seller has not entered into any agreement granting any third party the right to bring infringement actions with respect to, or otherwise to enforce rights with respect to, any of the Seller Owned Intellectual Property Rights.

     (h) To the knowledge of Seller, no person has asserted or threatened to assert any claims with respect to the Intellectual Property Rights (i) contesting the right of Seller to use, exercise, sell, license, transfer or dispose of any of the Intellectual Property Rights or any products, processes or materials covered thereby or (ii) challenging the ownership, validity or enforceability of any of the Seller Owned Intellectual Property Rights. To the knowledge of Seller, no Seller Owned Intellectual Property Right is subject to any outstanding order, judgment, decree, stipulation or agreement related to or restricting in any manner the licensing, assignment, transfer or conveyance thereof by Seller.
     (i) Schedule 2.8(i) sets forth: (i) all registered copyrights, patents, patent applications, registered trademarks, registered service marks, registered tradenames, trade secrets and other registered company, product or service identifiers licensed to Seller (“In-licensed Intellectual Property Rights”) and (ii) all licenses, sublicenses and other agreements to which Seller is a party and pursuant to which Seller is authorized to use, exercise, or receive any benefit from any In-Licensed Intellectual Property Right (other than publicly commercially available, i.e., “off-the-shelf” software). Seller has delivered to Buyer copies of all licenses, sublicenses and other agreements identified pursuant to clause (ii) above. Seller and, to Seller’s knowledge, each other party thereto are in compliance with all material terms and conditions of all such licenses, sublicenses, and other agreements. Seller has no knowledge of any claim, threatened claim or the existence of any facts indicating that Seller or any other party thereto has breached any material terms or conditions of such licenses, sublicenses, or other agreements,
     (j) To Seller’s knowledge, no In-Licensed Intellectual Property Right is subject to any outstanding order, judgment, decree, stipulation or agreement related to, or restricting in any manner, the use or licensing thereof by Seller.
     (k) Seller has the right to sell, assign, transfer, and convey all of its right, title and interest in and to the Seller Owned Intellectual Property Rights. Seller is not, nor will be as a result of the execution and delivery of this Agreement or the Related Agreements or the consummation of the transactions contemplated hereby or thereby, in violation of or breach of, nor will Seller forfeit, terminate or in any way impair, any material Seller Owned Intellectual Property Right or In-Licensed Intellectual Property Right whether or not pursuant to any license, sublicense or agreement with respect to the Seller Owned Intellectual Property Rights or In-Licensed Intellectual Property Rights set forth or required to be set forth in the Seller Disclosure Letter, or in any way impair the right of Buyer to use, sell, license or dispose of or to bring any action for the infringement of, any Seller Owned Intellectual Property Right or In-Licensed Intellectual Property Right or any products or technology designed, developed, manufactured, sold or serviced by Seller (collectively, “Products”).
     (l) To Seller’s knowledge, the manufacture, marketing, license, sale or use of any Products anywhere in the world does not infringe on any intellectual property right of any third party. Seller does not know of any pending legal claims or proceedings against Seller to the effect that the manufacture, marketing, license, sale or use of any Product infringes any copyright, patent, trade secret, or other intellectual property right of any third party or violates any license or agreement with any third party. Seller has not received service of process or been charged and served in writing as a defendant in any claim, suit, action or proceeding that alleges that any Asset infringes any patents, trademarks, service marks, trade secret rights, copyrights or other intellectual property rights of any third party, which has not been finally adjudicated prior to the date hereof.
     (m) Since its organization, the Company has taken commercially reasonable security measures to protect the secrecy, confidentiality, and value of its trade secrets, including know-how, negative processes, inventions, designs, computer programs, technical data and all information that derives independent economic value, actual or potential, from not being generally known or known by competitors.
     2.9 RESTRICTIVE DOCUMENTS OR ORDERS. Seller is not a party to or bound by any agreement, contract, order, judgment, or decree, or any similar restriction not of general application which (i) has, or would reasonably be expected to have, a Material Adverse Effect, or (ii) materially adversely affects, or would reasonably be expected to materially adversely affect, the consummation of the transactions contemplated by this Agreement or the Related Agreements.
     2.10 CONTRACTS AND COMMITMENTS.
     (a) Schedule 2.10 sets forth a list of all outstanding licenses, contracts or other agreements, whether or not in writing, to which obligations are owing by the Seller and which are related to the Assets or pursuant to which Seller derives any benefits relating to the Assets (collectively “Contracts”).
     (b) Seller has performed all of its obligations under the terms of each Contract, and is not in default thereunder, in either case, except where such non-performance or default would not have a Material Adverse Effect. No event or omission has occurred which but for the giving of notice or lapse of time or both would constitute a default by Seller or, to Seller’s knowledge, any other party thereto under any such Contract where such default by any such party would have a Material Adverse Effect. Each Contract is valid and binding on the Seller and, to the knowledge of the Seller, on each other party thereto and is in full force and effect. Seller has not received any notice of default, cancellation, or termination in connection with any Contract.
     2.11 ASSETS. Upon or after the Closing, Buyer will have all the intellectual property that Seller owned or had the right to use prior to the Closing. The Assets are suitable for the purpose or purposes for which they are being used by Seller prior to the Closing, and are free from any known defects, except such minor defects as do not interfere with the continued use thereof.
     2.12 INSURANCE. Schedule 2.12 sets forth all insurance policies covering the Assets. All such insurance policies will terminate as of the Closing. There is no claim by the Seller pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies.

     2.13 WARRANTS. All warrants to purchase any securities of Seller will terminate according to their terms at or prior to Closing, and no holder of any such warrant will have any rights after such time with respect to such warrants.
     2.14 LITIGATION. There is no claim, investigation, litigation, action, suit, or administrative or judicial proceeding pending or threatened against Seller or any officer or director of Seller involving the Assets. Seller has not to Seller’s knowledge received any complaints from any of its customers or suppliers within the last year, which complaints would reasonably be expected individually or in the aggregate, to have a Material Adverse Effect.
     2.15 INTERESTED PARTY RELATIONSHIPS. Neither Seller nor any officer or director of Seller has any material financial interest, direct or indirect, in any Contract that is included in the Assets.
     2.16 BOOKS AND RECORDS. The books and records of Seller to which Buyer and its accountants and attorneys have been given access are the true books and records of Seller and accurately reflect the underlying information presented therein in all material respects.
     2.17 COMPLETE DISCLOSURE. No representations or warranties made by Seller in this Agreement, nor any document, written information, written statement, financial statement, certificate or exhibit prepared and furnished or to be prepared and furnished by Seller or its representatives to Buyer pursuant hereto or the Related Agreements or in the certificate of Seller to be delivered by Seller pursuant to Section 6.3(b) hereof, delivered at the Closing, contains or will contain any untrue statement of a material fact, or omits or will have failed to state a material fact necessary to make the statements or facts contained herein or therein not misleading. There is no presently existing event, fact or condition that would have, has or could reasonably be expected to have a Material Adverse Effect, which has not been set forth in this Agreement.
     2.18 STATE TAKEOVER STATUTE. No state takeover or similar statute or regulation applies or purports to apply to the Asset Purchase, this Agreement or the transactions contemplated by this Agreement or the Related Agreements.
     2.19 BULK TRANSFER LAWS. Neither the so-called bulk transfer laws of California nor any other jurisdiction applies to the Asset Purchase, this Agreement or the transactions contemplated by this Agreement or the Related Agreements. Seller shall indemnify and hold harmless Buyer against any and all liabilities (other than Assumed Liabilities) that may be asserted by third parties against Buyer or the Assets as a result of noncompliance with any such bulk transfer law.
     2.20 INVESTMENT IN THE SHARES. Seller is an “accredited investor” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). It is experienced in evaluating a company such as Buyer and has such knowledge, sophistication and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Shares. Seller acknowledges that it has not in any way relied on any statement in Buyer’s registration statement on Form S-1, as amended, filed with the Securities and

Exchange Commission (the “Commission”). Seller has had an opportunity to discuss the Buyer’s business, management and financial affairs with the Buyer’s management, but that Buyer has not made any representation as to the value of the Shares now or in the future. Seller is acquiring the Shares solely on the basis of the representations and warranties of Buyer contained herein and on its own independent examination and analysis of the Buyer. Seller is acquiring the Shares for its own account and not with a view to, or resale in connection with, any “distribution” within the meaning of the Securities Act. Seller understands that the Shares are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, Seller must hold the Shares indefinitely unless they are registered with the Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Seller acknowledges that the Buyer has no obligation to register or qualify the Shares for resale. Seller further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and requirements relating to the Buyer which are outside of Seller’s control, and which the Buyer is under no obligation and may not be able to satisfy.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF BUYER
     Subject to the disclosures set forth in the disclosure letter of Buyer delivered to Seller concurrently with the parties’ execution of this Agreement (the “Buyer Disclosure Letter”), and each of which disclosures shall also be deemed to be representations and warranties made by Buyer to Seller under this Article III, the Buyer represents and warrants to Seller as follows:
     3.1 ORGANIZATION, STANDING AND POWER. Buyer is a corporation duly organized, validly existing and in good standing under the laws of Delaware, and has the corporate power and authority to own, lease and operate its properties and to carry on its business as the same is now being conducted. Buyer is qualified as a foreign corporation and is in good standing in each jurisdiction in which the failure to be so qualified would have a material adverse effect on the ability of Buyer to consummate the transactions contemplated by this Agreement and the Related Agreements.
     3.2 AUTHORITY. Buyer has all requisite corporate power and authority to enter into this Agreement and the Related Agreements and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Related Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Buyer. The Agreement and the Related Agreements have been duly executed and delivered by Buyer and constitute the valid and binding obligation of Buyer, enforceable in accordance with their terms: (i) except as limited by applicable bankruptcy, insolvency, moratorium, reorganization, or other laws affecting creditors’ rights and remedies generally, (ii) except as may be required by the Bulk Sales provisions of applicable state law, (iii) except as the indemnification provisions contained in this Agreement may be limited by principles of public policy, and (iv) except as limited by rules of law governing specific performance, injunctive relief and other equitable remedies.

     3.3 ABILITY TO PERFORM. Buyer currently has available, and at the time payable to Seller pursuant to the terms of this Agreement, Buyer will have available, sufficient cash and authorized but unissued shares of its Common Stock to enable it to perform its obligations under this Agreement.
     3.4 NO CONFLICT. The execution and delivery of this Agreement and the Related Agreements by Buyer do not, and, as of the Closing, the consummation of the transactions contemplated hereby and thereby will not give rise to any Conflict under (i) any provision of the Certificate of Incorporation or Bylaws of Buyer or (ii) any material mortgage, indenture, lease, contract or other agreement or material instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to buyer or their properties or assets except where such conflict would not have a material adverse effect on the business of Buyer. No consent, waiver, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Buyer in connection with the execution and delivery of this Agreement and the Related Agreements or (except as has been, or will be, obtained prior to the Closing) the consummation of the transactions contemplated hereby and thereby.
     3.5 VALUE OF SHARES. Buyer makes no representations or warranties related to the value of the Shares, business, or prospects of Buyer or any occurrence, circumstance, or combination thereof which reasonably could be expected to result in a material adverse change to Buyer.
     3.6 LITIGATION. There is no material claim, investigation, litigation, action, suit, or administrative or judicial proceeding pending or threatened against Buyer.
     3.7 VALID ISSUANCE OF SHARES. The Shares payable to the Seller pursuant to Section 1.3(b) will be duly authorized, validly issued, fully paid and nonassessable.
     3.8 MATERIAL ADVERSE EFFECT. Since December 31, 2008, there has not occurred any event or condition of any character which has resulted in or would reasonably be expected to result in a material adverse effect on Buyer, or would reasonably expected to have a material adverse effect on Buyer’s authority, right or ability to purchase any of the Assets or to assume any Assumed Liabilities under this Agreement or to otherwise perform Buyer’s obligations under this Agreement or any of the Related Agreements, as applicable.
     3.9 CAPITALIZATION. As of March 31, 2009, the authorized capital of Buyer consisted of:
     (a) 100,000,000 shares of common stock, $0.0001 par value per share (the “Common Stock”), 22,134,212 shares of which were issued and outstanding. All of the outstanding shares of Common Stock have been duly authorized, validly issued, are fully paid and nonassessable.
     (b) 11,667,500 shares of preferred stock, $0.0001 par value (the “Preferred Stock”), 1,667,500 shares of which were issued and outstanding. All of the outstanding shares of Preferred Stock have been duly authorized, validly issued, are fully paid and nonassessable.

     (c) Buyer has reserved 10,100,000 shares of Common Stock for issuance pursuant to its stock incentive plans (the “Stock Plans”). Of such reserved shares of Common Stock, 5,993,320 shares have been granted and 5,297,612 are currently outstanding and 4,426,184 shares of Common Stock remain available for issuance. Except for (A) the conversion privileges of the Preferred Stock, and (B) outstanding options under the Stock Plans, there are not outstanding any options, warrants, rights (including conversion or preemptive rights and rights of first refusal or similar rights) or agreements for the purchase or acquisition from Buyer of any shares of its capital stock. Buyer’s 2005 Stock Incentive Plan has been duly adopted by the Board of Directors and approved by its stockholders. Buyer has furnished to the Seller complete and accurate copies of the 2005 Stock Incentive Plan and forms of agreements used thereunder.
ARTICLE IV
CONDUCT PRIOR TO THE CLOSING DATE
     4.1 MAINTENANCE OF BUSINESS. During the period from the date hereof through the Closing, Seller shall use commercially reasonable efforts (i) to preserve the Assets and maintain all equipment and machinery in good working order, and (ii) keep available the services of key employees and preserve business relationships. During such period, Seller shall not, without the written consent of Buyer (i) terminate the employment of any engineering or technical personnel or other key employees except for cause; (ii) alter any employee or personnel benefits; or (iii) dispose of any Assets.
     4.2 NO SOLICITATION. Notwithstanding Section 9 of that certain Asset Acquisition Term Sheet by and among Buyer and Seller dated as of March 31, 2009, until the Closing Date or the date of termination of this Agreement pursuant to the provisions of Section 8.1 hereof, as the case may be, Seller will not (and will not permit any of its officers, directors, agents, representatives or Affiliates to) directly or indirectly, take any of the following actions with any party other than Buyer and its designees (i) solicit, encourage, initiate or participate in any negotiations or discussions with respect to, any offer or proposal to, directly or indirectly, acquire all or any portion of the Assets or securities of Seller, whether by merger, purchase of assets, security issuance or sale or otherwise, (ii) disclose any information not customarily disclosed to any person other than its attorneys or financial advisors concerning the Assets or afford to any person or entity access to Seller’s properties, books or records, or (iii) assist or cooperate with any person to make any proposal to purchase all or any part of the Assets or acquire more than 50% of the Seller’s voting securities. In the event Seller shall receive any offer or proposal, directly or indirectly, of the type referred to in clause (i) or (iii) above, or any request for disclosure or access pursuant to clause (ii) above, Seller shall promptly inform Buyer as to any such offer or proposal. If the Board of Directors of Seller is advised by legal counsel that it must consider such offer or proposal, under applicable law, including fiduciary duties under applicable law, then the Seller shall provide Buyer with all written materials prepared by the Seller or the soliciting party in connection with such proposal, and shall at all times while such offer or solicitation is pending, keep Buyer informed as to the status thereof.

ARTICLE V
ADDITIONAL AGREEMENTS
     5.1 ACCESS TO INFORMATION. Seller shall afford Buyer and its accountants, counsel and other representatives, reasonable access during normal business hours during the period prior to the Closing Date to (a) all of Seller’s employees, properties, books, contracts, commitments and records, and (b) all other information concerning the Assets as Buyer may reasonably request.
     5.2 CONFIDENTIALITY. Each of the parties hereto hereby agrees to keep such information or knowledge obtained in any investigation pursuant to Section 5.1, or pursuant to the negotiation and execution of this Agreement and the Related Agreements or the effectuation of the transactions contemplated hereby and thereby, confidential; PROVIDED, HOWEVER, that the foregoing shall not apply to information or knowledge which (i) a party can demonstrate was already lawfully in its possession prior to the disclosure thereof by the other party, (ii) is publicly available and did not become publicly available through any violation of law or this Agreement, (iii) is disclosed by a third party without the violation of an obligation to such other party, or (iv) is required to be disclosed by order of court or government agency with subpoena powers; provided, that such party shall provide reasonable notice to the other party that it is required to disclose information pursuant to this Section 5.2(iv).
     5.3 EXPENSES. Whether or not the Asset Purchase is consummated, all fees and expenses incurred in connection with the Asset Purchase including, without limitation, all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, shall be the obligation of the respective party incurring such fees and expenses; PROVIDED, HOWEVER, that shall each bear one-half of any fees, taxes and expenses incurred pursuant to Sections 1.1(b) and 1.3(c) of this Agreement.
     5.4 PUBLIC DISCLOSURE. Unless required by law, no disclosure (whether or not in response to an inquiry) of the terms and conditions of this Agreement or the Asset Purchase shall be made by Seller unless approved by Buyer. Notwithstanding the foregoing, Seller and Seller’s shareholders may disclose the terms and conditions of this Agreement (i) to their respective attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring such person’s investment, and exercising its rights as an investor, in the Seller, and (ii) to any partner, limited partner, retired partner, member, retired member and stockholders of such person, or the estates and family members of any such partners, limited partners and retired partners or members and retired members and any trusts for the benefit of any of the foregoing persons in connection with monitoring such person’s investment, so long as such person is advised of the confidentiality provisions of this Section 5.4.
     5.5 CONSENTS. Each party shall use commercially reasonable efforts to obtain all necessary consents, waivers and approvals from any third parties, including, without limitation, under any of the Contracts as may be required in connection with the Asset Purchase and so as to transfer to Buyer all rights in the Assets of Seller thereunder as of the Closing.
     5.6 COMMERCIALLY REASONABLE EFFORTS. Subject to the terms and conditions provided in this Agreement, each party hereto shall use commercially reasonable efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations (i) to consummate and make effective the transactions contemplated hereby and by the Related Agreements, (ii) to obtain all necessary waivers, consents and approvals and (iii) to effect all necessary registrations and filings, and (iv) to remove or satisfy any conditions precedent under this Agreement, injunctions or other impediments or delays, legal or otherwise, in order to consummate and make effective the transactions contemplated by this Agreement and the Related Agreements for the purpose of securing to the parties hereto the benefits contemplated hereby and thereby.
     5.7 NOTIFICATION OF CERTAIN MATTERS. Each party shall give prompt notice to each other party, of (i) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is likely to cause any representation or warranty of Seller or Buyer contained in this Agreement to be untrue or inaccurate at or prior to the Closing Date and (ii) any failure of Seller or Buyer to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; PROVIDED, HOWEVER, that the delivery of any notice pursuant to this Section 5.7 shall not limit or otherwise affect any remedies available to the party receiving such notice.
     5.8 ADDITIONAL DOCUMENTS AND FURTHER ASSURANCES. Each party hereto, at the request of the other party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the Related Agreements and the transactions contemplated hereby and thereby.
     5.9 TAX RETURNS. Seller shall be responsible for and pay when due (i) all of Seller’s Taxes attributable to or levied or imposed upon the Assets relating or pertaining to the period (or that portion of any period) ending on or prior to the Closing Date and (ii) all Taxes attributable to, levied or imposed upon, or incurred in connection with the Seller’s business operations prior to the Closing Date. Buyer shall be responsible for and pay when due (i) all of Buyer’s Taxes attributable to or levied or imposed upon the Assets relating or pertaining to the period (or that portion of any period) ending after the Closing Date and (ii) all Taxes attributable to, levied or imposed upon, or incurred in connection with the Buyer’s business operations after the Closing Date. Seller shall timely file within the time period for filing, or any extension granted with respect thereto, all of Seller’s Tax Returns required to be filed in connection with the Assets and the Seller’s business and any portion of any such Tax Returns connected therewith shall be true and correct and completed in accordance with applicable laws.
     5.10 NAME. Immediately after Closing, Seller shall file with the appropriate office of the state of Delaware an amendment to the Seller’s Certificate of Incorporation changing Seller’s name to eliminate the use of the term “Spock.”

     5.11 EMPLOYEES.
     (a) Concurrently with the execution of this Agreement, Seller is entering into at-will employment offer letters, which include agreements entitled “Confidential Information, Inventions, Nonsolicitation and Noncompetition Agreement”, with each of Jaideep Singh and Jatinder Bhatti (the “Key Employees”) in the forms attached hereto as Exhibit B-1 and Exhibit B-2 (the “Employment Agreements”), to become effective upon the Closing.
     (b) Buyer and Seller shall cooperate and work with each other to mutually identify other employees of Seller to whom Buyer will offer employment following the Closing (the “Specified Employees” and together with the Key Employees, the “Retained Employees”) and Seller shall assist Buyer with its efforts to enter into the offer letters with such Specified Employees to become effective upon the Closing or as soon as practicable, with such offer letters either providing for or evidencing the grant of the Buyer Options.
     (c) At least five days prior to the Closing, Buyer shall provide to Seller the allocation of the stock options to be issued under the Stock Plans for shares of Buyer Common Stock to be granted to the Specified Employees (the “Buyer Options”), PROVIDED, HOWEVER, that if at least 50,000 Buyer Options are not allocated to the Specified Employees, then Buyer and Seller shall cooperate and work with each other to mutually agree upon the allocation (the “Definitive Allocation”). As soon as reasonably practicable following confirmation of the Definitive Allocation, Buyer will grant the Buyer Options from the Stock Plans according to such Definitive Allocation. Such Buyer Options shall vest over a two year period, with 50% vesting upon the one year anniversary of the date of grant, with the remainder vesting monthly over the remaining term.
     5.12 MARKET STANDOFF. In the event of an underwritten public offering by the Buyer of its equity securities pursuant to an effective registration statement filed under the Securities Act, including the Buyer’s initial public offering, no person may sell, make any short sale of, loan, hypothecate, pledge, grant any option for the purchase of, or otherwise dispose of or transfer for value or otherwise agree to engage in any of the foregoing transactions with respect to the Shares without the prior written consent of the Buyer or its underwriters. Such limitations shall be in effect for such period of time as may be requested by the Buyer or such underwriters; provided, however, that in no event shall such period exceed 180 days. The limitations of this section shall in all events terminate two years after the effective date of the Company’s initial public offering. In the event of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares or other change affecting the Buyer’s outstanding Common Stock effected as a class without the Buyer’s receipt of consideration, any new, substituted or additional securities distributed with respect to the Shares shall be immediately subject to the provisions of this section, to the same extent the Shares are at such time covered by such provisions. In order to enforce the limitations of this section, the Buyer may impose stop-transfer instructions with respect to the Shares until the end of the applicable standoff period.

     5.13 OPTION TERMINATIONS. Seller shall use commercially reasonable efforts to have all Specified Employees agree in to writing that any option to purchase any securities of Seller they hold shall terminate as of the Closing Date.
ARTICLE VI
CONDITIONS TO THE ASSET PURCHASE
     6.1 CONDITIONS TO OBLIGATIONS OF EACH PARTY TO EFFECT THE ASSET PURCHASE. The respective obligations of each party to this Agreement to effect the Asset Purchase shall be subject to the satisfaction or written waiver at or prior to the Closing Date of the following conditions:
     (a) NO INJUNCTIONS OR RESTRAINTS; ILLEGALITY. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Asset Purchase shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Asset Purchase, which makes the consummation of the Asset Purchase illegal.
     (b) CONSENTS AND GOVERNMENTAL APPROVALS. All governmental approvals and third party consents required to be made or obtained by any party hereto in connection with the execution and delivery of this Agreement and the Related Agreements or the consummation of the transactions contemplated hereby or thereby shall have been made or obtained and be in full force and effect. Complete and correct copies of all such governmental approvals and such consents shall have been delivered by each party to each other party.
     (c) RELATED AGREEMENTS. Buyer, Seller and, as applicable, the Key Employees, shall have executed and delivered the Related Agreements, and the Related Agreements shall be in full force and effect. For purposes of this Agreement, the term “Related Agreements” shall mean: (i) the Escrow Agreement, (ii) the Employment Agreements, (iii) that certain Bill of Sale and Assignment Agreement by and among Buyer and Seller dated as of the date hereof attached hereto as Exhibit C, (iv) that certain Patent Assignment by and among Buyer and Seller dated as of the date hereof attached hereto as Exhibit D, (v) that certain Trademark Assignment by and among Buyer and Seller dated as of the date hereof attached hereto as Exhibit E and (vi) that certain Domain Name Assignment by and among Buyer and Seller dated as of the date hereof attached hereto as Exhibit F.
     6.2 ADDITIONAL CONDITIONS TO OBLIGATIONS OF SELLER. The obligations of Seller to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived in writing by Seller:

     (a) REPRESENTATIONS, WARRANTIES AND COVENANTS, The representations and warranties of Buyer in this Agreement shall be true and correct on and as of the Closing Date as though such representations and warranties were made on and as of such date and Buyer shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it as of the Closing Date.
     (b) CERTIFICATE OF BUYER. Seller shall have been provided with a certificate executed on behalf of Buyer by its Chief Executive Officer and Chief Financial Officer to the effect that, as of the Closing Date (i) all representations and warranties made by Buyer in this Agreement are true and correct; (ii) all covenants, obligations and conditions of this Agreement and the Related Agreements to be performed by Buyer on or before such date have been so performed in all material respects; and (iii) since the date of signing this Agreement, there has not occurred any event that would have a material adverse effect on Buyer.
     (c) EMPLOYMENT AGREEMENTS. Buyer and each of the Retained Employees shall have executed and delivered the offer letters evidencing the terms of the Retained Employees’ at-will employment with Buyer, and such offer letter shall be in full force and effect.
     6.3 ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF BUYER. The obligations of Buyer to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived in writing by Buyer:
     (a) REPRESENTATIONS, WARRANTIES AND COVENANTS. The representations and warranties of Seller in this Agreement shall be true and correct, on and as of the Closing Date as though such representations and warranties were made on and as of such date and Seller shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it as of the Closing Date.
     (b) CERTIFICATE OF SELLER. Buyer shall have been provided with a certificate executed on behalf of Seller by its Chief Executive Officer and Chief Financial Officer to the effect that, as of the Closing Date: (i) all representations and warranties made by Seller in this Agreement are true and correct; (ii) all covenants, obligations and conditions of this Agreement and the Related Agreements to be performed by Seller on or before such date have been so performed in all material respects; and (iii) since the date of signing this Agreement, there has not occurred any event that would have a Material Adverse Effect.
     (c) CLAIMS. There shall not have occurred any claims (whether or not asserted in litigation) which materially and adversely affect the consummation of the transactions contemplated hereby or the Assets.
     (d) NO INJUNCTIONS OR RESTRAINTS ON CONDUCT OF BUSINESS. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or provision challenging Buyer’s proposed acquisition of the Assets, or limiting or restricting Buyer’s conduct or operation of the business related to the Assets as conducted on the date of this Agreement following the Asset Purchase, shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending.
     (e) NO MATERIAL ADVERSE EVENT. Since the date of signing this Agreement, there has not occurred any event that would have a Material Adverse Effect.
     (f) THIRD PARTY RIGHTS. No third party shall have any right of any nature whatsoever (including, without limitation, any right to receive royalty payments) in respect of any of the Assets other than liens for leased equipment.
     (g) CERTAIN ASSIGNMENTS. Seller shall deliver such assignments as are necessary to transfer the Assets.
ARTICLE VII
SURVIVAL OF REPRESENTATIONS, WARRANTIES,
COVENANTS AND AGREEMENTS; INDEMNIFICATION
     7.1 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations and warranties of each party hereto set forth in this Agreement (as modified by the Seller Disclosure Letter and the Buyer Disclosure Letter) shall survive until the date that is one (1) year after the Closing Date; PROVIDED, HOWEVER, that such expiration shall not affect the rights of any Indemnitee under this Article VII in respect of any fraud or intentional misrepresentation by any party. All covenants and agreements in Sections 5.2, 5.3, 5.4, 5.8, 5.9, 5.10, 5.11, 5.12, Article VII and Section 9.9 shall survive the Closing Date. All other covenants and agreements, including without limitation Sections 4.1 and 4.2 of this Agreement, shall not survive the Closing Date and shall terminate as of the Closing.
     7.2 OBLIGATION OF SELLER TO INDEMNIFY, REIMBURSE, ETC. Subject to the limitations set forth in Sections 7.1 and 7.7, Seller and its successors and assigns, jointly and severally, shall indemnify, reimburse, defend and hold harmless Buyer and its successors and assigns and each of their respective directors, officers, employees, Affiliates, and their respective successors and assigns from and against any claims, losses, liabilities, damages, causes of action, costs and expenses (including reasonable attorney’s, accountant’s, consultant’s and expert’s fees and expenses) (collectively “Losses”) resulting from, imposed upon, incurred or suffered by any of them, directly or indirectly, based upon, arising out of or otherwise in respect of (i) any inaccuracy in or any breach of any representation or warranty of Seller (after taking into account the exceptions to such representations and warranties which are set forth on the Seller Disclosure Letter), and (ii) the nonfulfillment or breach on the part of Seller of any unwaived covenant or agreement set forth in this Agreement which survives the Closing Date in accordance with Section 7.1.

     7.3 OBLIGATION OF BUYER TO INDEMNIFY, REIMBURSE, ETC. Subject to the limitations set forth in Sections 7.1 and 7.7, Buyer and its successors and assigns, jointly and severally, shall indemnify, defend and hold harmless Seller and its successors and assigns and each of their respective directors, officers, employees, Affiliates, and their respective successors and assigns from and against any Losses resulting from, imposed upon, incurred or suffered by any of them, directly or indirectly, based upon, arising out of or otherwise in respect of (i) any inaccuracy in or breach of any representation or warranty of Buyer (after taking into account the exceptions to such representations and warranties which are set forth on a Buyers’ Schedule, if any, which will be delivered, if applicable, at the Closing) and (ii) the nonfulfillment on the part of Buyer of any unwaived covenant or agreement set forth in this Agreement which survives the Closing Date in accordance with Section 7.1.
     7.4 NOTICE AND OPPORTUNITY TO DEFEND AGAINST THIRD PARTY CLAIMS.
     (a) Promptly after receipt from any third party by any party hereto of a written notice of any demand, claim or circumstance that, immediately or with the lapse of time, would give rise to a claim or the commencement (or threatened commencement) of any action, proceeding or investigation (an “Asserted Liability”) that may result in Losses for which indemnification may be sought hereunder, the party seeking indemnification pursuant to Section 7.2 or 7.3 (the “Indemnitee”) shall give written notice thereof (the “Claims Notice”) to the party obligated to provide indemnification pursuant to Section 7.2 or 7.3 (the “Indemnifying Party”), PROVIDED, HOWEVER, that a failure to give such notice shall not prejudice the Indemnitee’s right to indemnification hereunder except to the extent that the Indemnifying Party is actually and materially prejudiced thereby. The Claims Notice shall describe the Asserted Liability in reasonable detail, and shall indicate the amount (estimated, if necessary) of the Losses that have been or may be suffered by the Indemnitee when such information is available.
     (b) The Indemnifying Party may elect to compromise or defend, at its own expense and by its own counsel, any Asserted Liability. If the Indemnifying Party elects to compromise or defend such Asserted Liability, it shall, within twenty (20) business days following its receipt of the Claims Notice (or sooner, if the nature of the Asserted Liability so requires) notify the Indemnitee of its intent to do so, and the Indemnitee shall cooperate, at the expense of the Indemnifying Party, in the compromise of, or defense against, such Asserted Liability. If the Indemnifying Party elects not to compromise or defend the Asserted Liability, fails to notify the Indemnitee of its election as herein provided or contests its obligation to provide indemnification under this Agreement, the Indemnitee may pay, compromise or defend such Asserted Liability with all reasonable costs and expenses borne by the Indemnifying Party. Notwithstanding the foregoing, neither the Indemnifying Party nor the Indemnitee may settle or compromise any claim without the consent of the other party, PROVIDED, HOWEVER, that such consent to settlement or compromise shall not be unreasonably withheld. In any event, the Indemnitee and the Indemnifying Party may participate, at their own expense, in the defense of such Asserted Liability. If the Indemnifying Party chooses to defend any claim, the Indemnitee shall make available to the Indemnifying Party any books, records or other documents within its control that are necessary or appropriate for such defense.

     7.5 PROCEDURE FOR INDEMNIFICATION WITH RESPECT TO NON-THIRD PARTY CLAIMS. In the event that Buyer or Seller asserts the existence of a claim giving rise to Losses (but excluding claims resulting from the assertion of liability by third parties), Indemnitee shall give write notice to the Indemnifying Party. Such written notice shall state that it is being given pursuant to this Section 7.5, specify the nature and amount of the claim asserted and indicate the date on which such assertion shall be deemed accepted and the amount of the claim deemed a valid claim (such date to be established in accordance with the next sentence). If Indemnifying Party, within sixty (60) days after the mailing of notice by Indemnitee, shall not give written notice to Indemnitee announcing its intent to contest such assertion of Indemnitee, such assertion shall be deemed accepted and the amount of claim shall be deemed a valid claim. In the event, however, that Indemnifying Party contests the assertion of a claim by giving such written notice to Indemnitee within said period, then the parties shall act in good faith to reach agreement regarding such claim. In the event that litigation shall arise with respect to any such claim, the prevailing party shall be entitled to reimbursement of costs and expenses incurred in connection with such litigation, including attorney’s fees, if the parties hereto, acting in good faith, cannot reach agreement with respect to such claim within ten (10) days after such notice.
     7.6 NET INDEMNITY. The amount of any Losses from and against which either party is liable to indemnify, reimburse, defend and hold harmless the other party or any other person pursuant to Section 7.2 or Section 7.3 shall be reduced by any insurance or other recoveries that such indemnified person realizes or may realize as a result of or in connection with such Loss in respect of indemnification for such Loss.
     7.7 LIMITS ON INDEMNIFICATION. Absent fraud or intentional misrepresentation of Seller (for which there shall be no limitation of liability of Seller), Buyer (and Buyer’s successors and assigns) shall have no right to seek indemnification under this Agreement other than the funds and shares of Buyer’s Common Stock held in the Escrow Account. Absent fraud or intentional misrepresentation of Buyer (for which there shall be no limitation of liability of Buyer), Seller (and Seller’s successors and assigns) shall have no right to seek indemnification under this Agreement exceeding an amount equal to the value of the funds and shares of Buyer’s Common Stock initially deposited in the Escrow Account. The parties to this Agreement shall have liabilities and obligations for Losses under this Article VII only with respect to claims submitted or notice of claims provided during the relevant time period of survivability of the specific representation, warranty, covenant or agreement as set forth herein. Notwithstanding the expiration dates of the representations, warranties, covenants and agreements set forth herein, if any party to this Agreement shall provide notice to the other parties with respect to the submission of a claim during the time period of survivability of such representation, warranty, covenant or agreement, such Indemnifying Party’s (as defined herein) liability or obligation for Losses identified in such notice shall continue in full force and effect until a final determination of such liability or obligation with respect to those claims timely made.
     7.8 MANNER OF PAYMENT. Any indemnification of Buyer pursuant to Section 7.2 shall be paid, so long as funds and shares of Buyer’s Common Stock remain in the Escrow Account, from the Escrow Account on behalf of Seller in accordance with the Escrow

Agreement. In the event that Buyer has provided the Escrow Agent with written instructions that there remain unresolved indemnification claims against Seller before the date that is one (1) year after the Closing Date pursuant to the Escrow Agreement and such amounts are retained by the Escrow Agent pending resolution of such indemnification claims, then, upon resolution of such indemnification claims, Buyer agrees to promptly instruct the Escrow Agent to release any funds and shares of Buyer’s Common Stock remaining in the Escrow Account after satisfaction of such indemnification claims.
ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER
     8.1 TERMINATION. Except as provided in Section 8.2 below, this Agreement may be terminated and the Asset Purchase abandoned at any time prior to the Closing Date:
     (a) by mutual consent of Seller and Buyer;
     (b) by either party if: (i) there shall be a final nonappealable order of a federal or state court in effect preventing consummation of the Asset Purchase; or (ii) there shall be any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Asset Purchase by any Governmental Entity that would make consummation of the Asset Purchase illegal;
     (c) by Buyer if there shall be any action taken, or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Asset Purchase by any Governmental Entity, which: (i) results in the issuance of such an order or injunction, or the imposition against any party hereto of substantial damages if the Asset Purchase is consummated, (ii) prohibits Buyer’s ownership or operation of all or a material portion of the Assets or compels the Buyer or Seller to dispose of or hold separate all or a material portion of the Assets of Buyer or Seller as a result of the sale of the Assets, (iii) materially limits or restricts Buyer’s conduct or operation of the Assets after the Closing, or (iv) renders any party hereto unable to consummate the sale of the Assets. In the event any such order or injunction shall have been issued, each party agrees to use its reasonable efforts to have any such injunction lifted;
     (d) by Buyer if it is not in material breach of its obligations under this Agreement or the Related Agreements and there has been a material breach of any representation, warranty, covenant or agreement contained in this Agreement or the Related Agreements on the part of Seller and such breach has not been cured within ten (10) business days after written notice to Seller (provided that, no cure period shall be required for a breach which by its nature cannot be cured);
     (e) by Seller if it is not in material breach of its obligations under this Agreement and there has been a material breach of any representation, warranty, covenant or agreement contained in this Agreement or the Related Agreements on the part of Buyer and such breach has not been cured within ten (10) business days after written notice to Buyer (provided that, no cure period shall be required for a breach which by its nature cannot be cured);

     (f) by Seller if there shall be any action taken, or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Asset Purchase by any Governmental Entity, which: (i) results in the issuance of such an order or injunction, or the imposition against any party hereto of substantial damages if the Asset Purchase is consummated or (ii) renders any party hereto unable to consummate the sale of the Assets. In the event any such order or injunction shall have been issued, each party agrees to use its reasonable efforts to have any such injunction lifted; and
     (g) by Seller if the Closing has not occurred by April 30, 2009.
     8.2 EFFECT OF TERMINATION. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party hereto, or their respective officers, directors, stockholders or Affiliates, provided that each party shall remain liable for any breaches of this Agreement prior to its termination; and provided further that, the provisions of Sections 5.2, 5.3, 5.4 and 9.7 of this Agreement shall remain in full force and effect and survive any termination of this Agreement.
     8.3 AMENDMENT. This Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of the parties hereto.
     8.4 EXTENSION; WAIVER. At any time prior to the Closing Date, Buyer, on the one hand, and Seller, on the other, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations of the other party hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party and shall not be deemed to be a waiver or extension of any other condition or breach of any other representation or warranty nor shall the forbearance by any party to seek a remedy for any noncompliance or breach by any other party hereto be deemed to be a waiver by such party of any rights or remedies with respect to such breach or noncompliance.
ARTICLE IX
GENERAL PROVISIONS
     9.1 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) to the parties at the addresses set forth in the introductory paragraph to this Agreement (or at such other address for a party as shall be specified by like notice).
     9.2 INTERPRETATION. When a reference is made in this Agreement to Schedules or Exhibits, such reference shall be to a Schedule or Exhibit to this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Any headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
     9.3 COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.
     9.4 ENTIRE AGREEMENT. This Agreement, the schedules and exhibits hereto and the Related Agreements: (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; (b) are not intended to confer upon any other person any rights or remedies hereunder, unless expressly provided otherwise; and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided.
     9.5 SEVERABILITY. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.
     9.6 OTHER REMEDIES. Any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. Other than equitable remedies available to any party for claims based on fraud, Article VII hereto shall be the sole remedy of any party hereto for breaches of representations, warranties, covenants and agreements set forth in this Agreement.
     9.7 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Washington, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.
     9.8 RULES OF CONSTRUCTION. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.
     9.9 COOPERATION AND RECORDS RETENTION. The parties hereto shall (i) each provide the other with such assistance as may reasonably be requested by them in connection with the preparation of any tax return, statement, report, form or other document (hereinafter, collectively, a “Tax Return”), or in connection with any audit or other examination by any taxing authority or any judicial or administrative proceedings relating to liability for Taxes, (ii) each retain and provide the other with any records or other information which may be relevant to any such Tax Return, audit or examination, proceeding or determination, and (iii) each provide the other with any final determination of any such audit or examination, proceeding or determination that affects any amount required to be shown on any Tax Return of the other for any period. Without limiting the generality of the foregoing, each party hereto shall retain, until the applicable statute of limitations (including any extensions) have expired, copies of all Tax Returns, supporting work schedules and other records or information which may be relevant to such Tax Returns for all tax periods or portions thereof ending before or including the Closing Date and shall not destroy or otherwise dispose of any such records without first providing the other party with a reasonable opportunity to review and copy the same.
     9.10 SUCCESSORS AND ASSIGNS. All of the terms and conditions of this Agreement shall be binding upon, and shall insure to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

     IN WITNESS WHEREOF, Buyer and Seller have caused this Agreement to be signed by their duly authorized respective officers, all as of the date first written above.

BUYER:	SELLER:

INTELIUS INC.	SPOCK NETWORKS, INC.

/s/ Naveen Jain	/s/ Jaideep Singh

Naveen Jain, Chief Executive Officer	Jaideep Singh, President